

Mail Stop 4631

May 4, 2011

via U.S. mail and facsimile

John Hamilton, CFO
Valcent Products, Inc.
789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

> **RE: Valcent Products, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed November 17, 2010**
> **File No. 0-30858**

Dear Mr. Hamilton:

　　　　We have reviewed your response letter dated April 20, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 16F. Change in Registrant's Certifying Accountant, page 66

1. As previously requested in all of our prior comment letters, please acknowledged that you will revise your disclosure regarding your dismissal of Smythe Ratcliffe LLP, Chartered Accountants to provide the information required by Item 16F(a)(1)(v) of Form 20-F in an amendment to your fiscal year 2010 Form 20-F. Please provide us with the disclosure you will include in the amended filing.

<u>19. Generally Accepted Accounting Principles in Canada and the United States, page F-41</u>

2. We note your response to comment 2 in our letter dated March 23, 2011. Please provide us your analysis of the guidance in ASC 815-40-25-7 – 25-10 (paragraphs 12 and 13 of EITF 00-19) as it relates to the terms of the embedded conversion options in your convertible promissory notes. Please also refer to ASC 815-40-55-2 – 55-6 for additional guidance.

3. We note from your response to comment 2 in our letter dated March 23, 2011, that you are required to deliver registered shares to the note holders. Please provide us with a more detailed description of this term of the conversion feature for your promissory notes. In this regard and to the extent that you are explicitly required to deliver registered shares, it is unclear how the guidance in FSP EITF 00-19-2 overrides the guidance in ASC 815-40-25-11 that notes the requirement to deliver registered shares is outside the control of the issuer and would require liability classification, unless you already have sufficient registered shares available to issue upon exercise of the conversion option (ASC 815-40-25-16).

4. We note your response to the first bullet of comment 4 in our letter dated March 23, 2011. Please provide us with the following additional information:
    - Translate to Canadian dollars the relative fair values assigned to each component on the date of issuance, as your consolidated financial statements are presented in Canadian dollars rather than US dollars.
    - Tell us which warrant is redeemable and which warrant is non-redeemable.
    - Tell us where you recognized the values assigned to each of the warrants on your consolidated balance sheets. To the extent that the amounts assigned to the warrants under Canadian GAAP differ from the amounts assigned under US GAAP or the location on the consolidated balance sheet differs under Canadian GAAP versus US GAAP, please tell us how these differences were reflected in the reconciliation to US GAAP. In this regard, the table included in Note 7 indicates that the equity portion of the convertible notes is CDN1.3 million. Further, your response to the second bullet of comment 4 in our letter dated March 23, 2011, seems to indicate that you recognized the redeemable warrants in equity. It is unclear how under US GAAP the redeemable warrants are properly classified as equity. Please advise to the extent that you did recognize the redeemable warrants in equity for US GAAP purposes.

5. We note your response to the second bullet of comment 4 in our letter dated March 23, 2011. Specifically, we note that as of the date of the issuance of the convertible promissory notes in July 2008, the value to be recognized on the consolidated balance sheet was $0, after consideration of the two warrants and the beneficial conversion feature. We further note your position that only CDN 245,420 of the convertible

promissory notes' discount should have been accreted as of March 31, 2009. However, it is unclear from your disclosures whether this is the value of the convertible promissory notes recognized as a liability for US GAAP purposes as of March 31, 2009. Please provide us with the components of total liabilities for US GAAP purposes as of March 31, 2009. In this regard, it appears as though the only difference between Canadian GAAP and US GAAP should be related to the convertible promissory notes.

6. We note your response to the third bullet of comment 4 in our letter dated March 23, 2011. Specifically, we note that you assigned a value of $100 as the present value of the debt to calculate the amortization of the debt discount, resulting in an effective interest rate of 32,140.95%. Please provide us with your basis for assigning a $100 value to the present value of the debt for purposes of amortizing the debt discount using the effective interest rate method. In this regard, the effective interest rate should demonstrate to investors the return they are receiving on their investment. As such, it is unclear why you did not use the cash payment received for the convertible promissory notes and the warrants as the present value and the value the investors with receive (the value assigned to the warrants and the beneficial conversion feature (or embedded derivative, as the case may be) plus the principal amount of the debt to be paid) as the future value for purposes of calculating the effective interest rate and then amortizing the debt discount. Further, using amounts from the actual transaction would result in an effective interest rate closer to 100%, which would appear more appropriate than the 32,140.95% effective interest rate you calculated using a random value for the present value. Please advise. Please also provide us with the amount of the debt discount that would have been amortized for fiscal year 2009, using the cash payment amount as the present value.

7. We note your response to the fourth bullet of comment 5 in our letter dated March 23, 2011. Specifically, you note that the foreign exchange gain recognized relates to the translation of the transactions related to the convertible promissory notes into the reporting currency. It is unclear how this explanation adequately explains the gain recognized, as translation of foreign currencies to the reporting currency typically impacts equity rather than net income. Please advise. Please refer to ASC 830 for guidance.

8. We note your response to comment 6 in our letter dated March 23, 2011. We note that your journal entries for the settlement of interest from July 16, 2008 – December 31, 2009 and the debt discount with the settlement of shares, you have not provided us with the journal entries you used to recognize for the cash payment of US$400,000 of the notes' principal amount and the settlement of US$250,000 of the notes' principal amount with shares. Further, please provide us with an explanation for the US$260,160 credit to convertible debt and debit to accretion journal entry. It is

unclear how the amendment to the convertible debt at May 12, 2009 resulted in an increase to the convertible promissory notes.

20. Restatement of Previously Issued Canadian Accounts, page F-49

9. We note your response to comment 8 in our letter dated March 23, 2011, in which you provided us with quantitative information regarding your cash transactions for fiscal years 2009 and 2010 by currency. We note your organizational structure presented on page 16 of your March 31, 2010 Form 20-F. Specifically, we note that the Valcent Products Inc. is incorporated in Canada; Valcent USA Inc. is incorporated in the United States; and Valcent Products EU Limited is incorporated in England. Please tell us the functional currency for each of these entities for each period presented as determined in accordance with US GAAP. Please also provide us with a revised analysis of the cash transactions by entity by currency. Please refer to ASC 830-10-45-1 – 45-6 and 830-10-55-3 – 55-7 for guidance regarding the identification of the functional currency for foreign entities. Please also refer to the guidance in ASC 810-10-45-7 – 45-8 regarding changes in function currency. In this regard, it is unclear how the information presented demonstrates significant changes in economic facts and circumstances that clearly indicate a change. Further, the operating and non-operating cash expenses denominated in US dollars decreased during fiscal year 2010 compared to fiscal year 2009 with no other changes. This is assuming that the second analysis relates to fiscal year 2010, as both presentations refer to fiscal year 2009. Finally, please tell us the impact to your fiscal year 2009 Canadian GAAP and US GAAP financial statements had you used US GAAP as your functional currency.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief